SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

GULFPORT ENERGY CORPORATION
(Name of Issuer)

Shares of Common Stock, par value $.01 per share
(Title of Class of Securities)

402635304
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402635304
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	CD Holding Company, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	8,565,786
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	8,565,786
11	Aggregate Amount Beneficially Owned by Each Reporting Person	8,565,786
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	18.06%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 402635304
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	8,565,786
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	8,565,786
11	Aggregate Amount Beneficially Owned by Each Reporting Person	8,565,786
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	18.06%
14	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D

This Amendment No. 13 to Schedule 13D modifies and supplements the Schedule 13D (the “Statement”) initially filed on July 22, 1997, amended and restated in its entirety by Amendment No. 1 to the Statement filed on July 30, 1997, and further amended by Amendment No. [sic] 1 to the Statement filed on June 12, 1998, Amendment No. 3 to the Statement filed on January 21, 1999, Amendment No. 4 to the Statement filed on October 20, 1999, Amendment No. 5 to the Statement filed on June 27, 2001, Amendment No. 6 to the Statement filed on April 9, 2002, Amendment No. 7 to the Statement filed on April 29, 2002, Amendment No. 8 to the Statement filed on September 28, 2004, Amendment No. 9 to the Statement filed on March 3, 2005, Amendment No. 10 to the Statement filed on May 3, 2006, Amendment No. 11 to the Statement filed on February 5, 2007 and Amendment No. 12 to the Statement filed on December 29, 2010 with respect to the common stock, $0.01 par value per share (the "Common Stock"), of GULFPORT ENERGY CORPORATION, a Delaware corporation (the "Company").  Except to the extent supplemented by the information contained in this Amendment No. 13, the Statement, as amended as provided above, remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

CD Holding Company, LLC, (“CD Holding”) entered into that certain Underwriting Agreement, with Credit Suisse Securities (USA) LLC and Johnson Rice & Company L.L.C. (the “Representative”), as representatives of the several underwriters named therein (the “Underwriters”) and the Company (the “Underwriting Agreement”), providing for an underwritten public offering of shares of Common Stock by the Company and CD Holding (the “Offering”).  Pursuant to the Underwriting Agreement, the Company and CD Holding agreed to sell to the Underwriter, and the Underwriter agreed to buy from the Company and CD Holding, in the Offering an aggregate of 4,800,000 shares of Common Stock of which 2,400,000 were offered by the Company and 2,400,000 were offered by CD Holding under the Registration Statement (File No. 333-168180), declared effective by the SEC on July 28, 2010, and related preliminary prospectus supplement filed by the Company with the SEC on March 21, 2011 and final prospectus supplement filed by the Company with the SEC on March 28, 2011.  In connection with the Offering, each of the Company and CD Holding granted to the Underwriters a 30-day option to purchase up to an additional 360,000 shares of Common Stock, solely to cover over-allotments, which option was exercised by the Underwriters in full on March 25, 2011.  The purchase price paid by the Underwriters to CD Holding for the shares sold in the Offering was $30.56 per share. The Offering closed on March 30, 2011.

In connection with its entry into the Underwriting Agreement, CD Holding entered into a Lock-Up Agreement on March 24, 2011 (the “Lock Up Agreement”), pursuant to which it agreed that, subject to certain exceptions, it will not offer, sell, contract to sell, pledge, or otherwise dispose of , directly or indirectly any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after March 24, 2011.

In connection with the Underwriting Agreement and the sale of shares of Common Stock by CD Holding in the Offering, Johnson Rice & Company L.L.C. waived the provisions of the lock-up agreement (the “Waiver”) contemplated by the Underwriting Agreement, dated December 13, 2010 (the “2010 Underwriting Agreement”), to which the Reporting Persons and Johnson Rice & Company L.L.C. were parties, discussed in more detail in Amendment No. 12 to the Statement.

An additional 8,565,786 shares of Common Stock owned by CD Holding remain registered for resale under the Registration Statement.  Subject to the restrictions on transfers set forth in the Lock-Up Agreement discussed above and the 2010 Underwriting Agreement discussed in Amendment 12 to the Statement, CD Holding may sell additional shares in the future, but has no present plans to do so.

Item 5.	Interest in Securities of the Issuer.

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 47,430,930 shares of Common Stock issued and outstanding as reported in the Company’s free writing prospectus filed with the Commission on March 25, 2011 pursuant to Rule 433 under the Securities Act of 1933, as amended) are as follows:

CD Holding Company, LLC
(a) Amount beneficially owned:	8,565,786	Percent of class:	18.06%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			8,565,786
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			8,565,786

Charles E. Davidson
(a) Amount beneficially owned:	8,565,786	Percent of class:	18.06%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			8,565,786
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			8,565,786

Charles E. Davidson may, by reason of his status as the sole manager of CD Holding, be deemed to own beneficially the Common Stock owned by CD Holding.

Except as set forth in Item 4 above, neither CD Holding nor the other Reporting Person has effected any transactions in Common Stock during the 60 days preceding the date of this Amendment No. 13 to the Statement.

Item 6.                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the contracts, arrangements, understandings and/or relationships previously disclosed by the Reporting Persons under Item 6 of the Statement, as previously amended, CD Holding entered into the Underwriting Agreement, the Lock-Up Agreement and the Waiver on March 24, 2011 in connection with the Offering.  The Underwriting Agreement, the Lock-Up Agreement, the Waiver and the Offering are described in more detail under Item 4 above.  The Underwriting Agreement was filed by the Company with the SEC as Exhibit 1.1 to its Current Report on Form 8-K on March 30, 2011 and is incorporated by reference as Exhibit A herein.

Item 7.  Items to be Filed as Exhibits.

Exhibit A:                      Underwriting Agreement, dated March 24, 2011, by and among the Company, CD Holding and the Representatives (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed by the Company with the SEC on March 30, 2011.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2011

CD Holding Company, LLC

By:	/s/Charles E. Davidson
Name:	Charles E. Davidson
Title:	Manager

/s/Charles E. Davidson
Charles E. Davidson